UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Civeo Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

178787107

(CUSIP Number)

Torgerson Family Trust and 989677 Alberta Ltd.

9645 45 Avenue NW

Edmonton, Alberta, Canada T6E 5Z8

Attention: Lance Torgerson

- with copies to -

Dentons Canada LLP

2900 Manulife Place

10180 – 101 St. NW

Edmonton, AB T5J 3V5

Attention: Leanne Krawchuk

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Torgerson Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,746,261
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,746,261

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,746,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.22%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 178787107

1	NAME OF REPORTING PERSON 989677 Alberta Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 485,059
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 485,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 485,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.40%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Svenco Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 485,059 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 485,059 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 485,059 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.40%
14	TYPE OF REPORTING PERSON CO

(1)	Svenco Investments Ltd. may be deemed to be the beneficial owner of 485,059 shares held indirectly by Svenco Investments Ltd. as the direct owner of all of the voting shares of 989677 Alberta Ltd.

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Lance Torgerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,231,320 (2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,231,320 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,320 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.62%
14	TYPE OF REPORTING PERSON IN

(2)

Lance Torgerson may be deemed to be the beneficial owner of the shares held directly by Torgerson Family Trust, of which Lance Torgerson is one of three co-trustees and a beneficiary, and the shares held directly by 989677 Alberta Ltd., of which Lance Torgerson is the sole director and, as the owner of 100% of the voting shares of Svenco Investments Ltd., is the indirect beneficial owner of all of the voting shares of 989677 Alberta Ltd.

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Tammy Torgerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,231,320 (3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,231,320 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,320 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.62%
14	TYPE OF REPORTING PERSON IN

(3)	Mrs. Torgerson may be deemed to be the beneficial owner of the shares held by her spouse Lance Torgerson.

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Richard Torgerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,746,261 (4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,746,261 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,746,261 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.22%
14	TYPE OF REPORTING PERSON IN

(4)	Richard Torgerson may be deemed to be the beneficial owner of the shares held directly by Torgerson Family Trust, of which Richard Torgerson is one of three co-trustees.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D/A (the “Amendment”) relates to Common Shares (“Common Shares”) of Civeo Corporation, a British Columbia corporation (the “Issuer” or the “Company”). This Amendment is being filed to amend the Schedule 13D/A that was filed on March 8, 2019 (the “Schedule 13D”). This Amendment is being filed to update Item 5 to the Schedule 13D. Other than information set forth on the cover pages and Item 5 below, no other information in the Schedule 13D is being amended. Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 5.                Interest in Securities of the Issuer

(a) and (b) The information on the cover pages are incorporated by reference to this Item 5(a) and 5(b).

The ownership percentage is calculated based upon 14,286,290 of the Issuer’s Common Shares outstanding as of February 22, 2021, as reported in the Issuer’s annual report for the period ending December 31, 2020 on the Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2021.

(c) The following table sets forth all transactions with respect to the Common Shares effected during the past sixty (60) days prior to the effective date of this Amendment No. 3 to Schedule 13D by the Reporting Persons. All transactions were made on the New York Stock Exchange.

Date of Transaction	Transaction	Number of securities sold (Torgerson Family Trust):	Number of securities sold (989677 Alberta Ltd.):	Total shares sold	Volume Weighted Average Price
March-09-2021	Sale	11,110	380	11,490	$18.44
March-10-2021	Sale	11,138	381	11,519	$18.22
March-11-2021	Sale	11,080	379	11,459	$18.35
March-12-2021	Sale	11,467	392	11,859	$18.17
March-15-2021	Sale	11,691	399	12,090	$18.41
March-16-2021	Sale	11,617	397	12,014	$18.12
March-17-2021	Sale	11,698	400	12,098	$17.63
March-18-2021	Sale	8,658	296	8,954	$17.54
March-19-2021	Sale	10,728	367	11,095	$16.35
March-22-2021	Sale	11,911	407	12,318	$15.61
March-23-2021	Sale	12,077	413	12,490	$15.11
March-24-2021	Sale	11,914	407	12,321	$15.23
March-25-2021	Sale	11,811	404	12,215	$15.19
March-26-2021	Sale	11,874	406	12,280	$15.67

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2021

Torgerson Family Trust

By:	/s/ Lance Torgerson
Name:	Lance Torgerson
Title:	Trustee

989677 Alberta Ltd.

By:	/s/ Lance Torgerson
Name:	Lance Torgerson
Title:	President

Svenco Investments Ltd.

By:	/s/ Lance Torgerson
Name:	Lance Torgerson
Title:	President

/s/ Lance Torgerson
Lance Torgerson

/s/ Richard Torgerson
Richard Torgerson

/s/ Tammy Torgerson
Tammy Torgerson